TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
February 10, 2017
Manulife Financial Corporation announces Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 7
TORONTO – Manulife Financial Corporation ("Manulife") today announced that it does not intend to exercise its right to redeem all or any of its currently outstanding 10,000,000 Non-cumulative Rate Reset Class 1 Shares Series 7 (the "Series 7 Preferred Shares") (TSX: MFC.PR.H) on March 19, 2017.  As a result, subject to certain conditions described in the prospectus supplement dated February 14, 2012 relating to the issuance of the Series 7 Preferred Shares (the "Prospectus"), the holders of the Series 7 Preferred Shares have the right, at their option, to convert all or part of their Series 7 Preferred Shares on a one-for-one basis into Non-cumulative Floating Rate Class 1 Shares Series 8 of Manulife (the "Series 8 Preferred Shares") on March 19, 2017.  A formal notice of the right to convert Series 7 Preferred Shares into Series 8 Preferred Shares will be sent to the registered holders of the Series 7 Preferred Shares in accordance with the share conditions of the Series 7 Preferred Shares. Holders of Series 7 Preferred Shares are not required to elect to convert all or any part of their Series 7 Preferred Shares into Series 8 Preferred Shares. Holders who do not exercise their right to convert their Series 7 Preferred Shares into Series 8 Preferred Shares on such date will retain their Series 7 Preferred Shares, unless automatically converted in accordance with the conditions below.
The foregoing conversion right is subject to the conditions that: (i) if, after March 6, 2017, Manulife determines that there would be less than 1,000,000 Series 7 Preferred Shares outstanding on March 20, 2017, then all remaining Series 7 Preferred Shares will automatically be converted into an equal number of Series 8 Preferred Shares on March 19, 2017, and (ii) alternatively, if, after March 6, 2017, Manulife determines that there would be less than 1,000,000 Series 8 Preferred Shares outstanding on March 20, 2017, then no Series 7 Preferred Shares will be converted into Series 8 Preferred Shares. In either case, Manulife will give written notice to that effect to any registered holders of Series 7 Preferred Shares affected by the preceding minimums on or before March 12, 2017.
The dividend rate applicable to the Series 7 Preferred Shares for the 5-year period commencing on March 20, 2017, and ending on March 19, 2022, and the dividend rate applicable to the Series 8 Preferred Shares for the 3-month period commencing on March 20, 2017, and ending on June 19, 2017, will be determined and announced by way of a news release on February 21, 2017. Manulife will also give written notice of these dividend rates to the registered holders of Series 7 Preferred Shares.
Beneficial owners of Series 7 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on March 6, 2017. Conversion inquiries should be directed to Manulife's Registrar and Transfer Agent, CST Trust Company, at 1-800-387-0825.
Subject to certain conditions described in the Prospectus, Manulife may redeem the Series 7 Preferred Shares, in whole or in part, on March 19, 2022 and on March 19 every five years thereafter and may redeem the Series 8 Preferred Shares, in whole or in part, after March 19, 2017.
The Toronto Stock Exchange ("TSX") has conditionally approved the listing of the Series 8 Preferred Shares effective upon conversion. Listing of the Series 8 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 8 Preferred Shares will be listed on the TSX under the trading symbol "MFC.PR.S".
The Series 7 Preferred Shares and the Series 8 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. At the end of 2016, we had $977 billion (US$728 billion) in assets under management and administration, and in the previous 12 months we made almost $26 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com